                     Securities and Exchange Commission
                           Washington, D.C.  20549

                                  FORM 11-K
                         ---------------------------



(Mark one)

[X]               ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1993


                                       OR


[ ]            TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________



                        Commission file number 1-168
                       -------------------------------



                   THE AMETEK SAVINGS AND INVESTMENT PLAN
                          (Full title of the plan)



                                AMETEK, INC.
                               Station Square
                         Paoli, Pennsylvania  19301
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                       Report of Independent Auditors


The Administrative Committee
The Ametek Savings and Investment Plan


We have audited the accompanying statements of financial condition of The Ametek Savings and Investment Plan as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of The Ametek Savings and Investment Plan at December 31, 1993 and 1992, and the changes in its financial status for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.



                                                       Ernst & Young

Philadelphia, Pennsylvania
June 21, 1994

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                       STATEMENT OF FINANCIAL CONDITION
                              DECEMBER 31, 1993
                                                                     FIXED                                              COMMON
                                                                    INCOME            EQUITY          INSURANCE          STOCK
                                                                     FUND              FUND           CONTRACTS          FUND
- - ------------------------------------------------------------------------------------------------------------------------------------
ASSETS
- - ------
  Investments at market value
      (Notes 2, 3, and 4):
    GIC trusts                                                      $43,037,059     $           -     $          -     $          -
    Dreyfus Group of funds:
      The Dreyfus Fund (Cost $13,079,103)                                     -        13,169,619                -                -
      Strategic Investing   (Cost $2,392,200)                                 -         2,356,845                -                -
      New Leaders       (Cost $2,483,739)                                     -         2,456,734                -                -
      Premier Global Investing (Cost $1,563,490)                              -         1,703,508                -                -
      Money Market Fund                                                 625,951                 -                -                -
    Cash value of life insurance                                              -                 -          630,546                -
    Ametek, Inc. common stock
         (Cost $4,422,607)                                                    -                 -                -        4,240,944
    Short-term investment fund                                                -                 -                -                -
                                                               --------------------------------------------------------------------
                                                                     43,663,010        19,686,706          630,546        4,240,944
                                                               --------------------------------------------------------------------
  Receivables:
    Employee contributions                                              405,019           382,609            7,095           58,802
    Employer contributions (Note 3)                                      74,166                 -                -                -
    Loans to participants                                                     -                 -                -                -
  Interfund accounts (Note 3)                                          (585,682)          698,939                -            8,281
                                                               --------------------------------------------------------------------
    Total Assets                                                    $43,556,513       $20,768,254         $637,641       $4,308,027
                                                               ====================================================================
LIABILITIES AND PLAN EQUITY
- - ---------------------------
  Liability for insurance contribution                                $       -         $       -           $7,095         $      -
                                                               --------------------------------------------------------------------
    Total Liabilities                                                         -                 -            7,095                -
  Plan equity (Note 7)                                               43,556,513        20,768,254          630,546        4,308,027
                                                               --------------------------------------------------------------------
    Total liabilities and plan equity                               $43,556,513       $20,768,254         $637,641       $4,308,027
                                                               ====================================================================

                                                                     LOAN            UNALLO-            TOTAL
                                                                    ACCOUNT           CATED
- - ---------------------------------------------------------------------------------------------------------------
ASSETS
  Investments at market value
      (Notes 2, 3, and 4):
    GIC trusts                                                    $           -     $           -      $43,037,059
    Dreyfus Group of funds:
      The Dreyfus Fund (Cost $13,079,103)                                     -                 -       13,169,619
      Strategic Investing   (Cost $2,392,200)                                 -                 -        2,356,845
      New Leaders       (Cost $2,483,739)                                     -                 -        2,456,734
      Premier Global Investing (Cost $1,563,490)                              -                 -        1,703,508
      Money Market Fund                                                       -                 -          625,951
    Cash value of life insurance                                              -                 -          630,546
    Ametek, Inc. common stock
         (Cost $4,422,607)                                                    -                 -        4,240,944
    Short-term investment fund                                                -           975,063          975,063
                                                               ---------------------------------------------------
                                                                              -           975,063       69,196,269
                                                               ---------------------------------------------------
  Receivables:
    Employee contributions                                                    -          (853,525)               -
    Employer contributions (Note 3)                                           -                 -           74,166
    Loans to participants                                             3,820,900                 -        3,820,900
  Interfund accounts (Note 3)                                                 -          (121,538)               -
                                                               ---------------------------------------------------
    Total Assets                                                     $3,820,900     $           -      $73,091,335
                                                               ===================================================
LIABILITIES AND PLAN EQUITY
- - ---------------------------
  Liability for insurance contribution                            $           -     $           -           $7,095
                                                               ---------------------------------------------------
    Total Liabilities                                                         -                 -            7,095
  Plan equity (Note 7)                                                3,820,900                 -       73,084,240
                                                               ---------------------------------------------------
    Total liabilities and plan equity                                $3,820,900     $           -      $73,091,335
                                                               ===================================================

                            See accompanying notes.

                   THE AMETEK SAVINGS AND INVESTMENT PLAN
                      STATEMENT OF FINANCIAL CONDITION
                              DECEMBER 31, 1992

                                             FIXED                                              COMMON
                                             INCOME           EQUITY          INSURANCE          STOCK
                                              FUND             FUND           CONTRACTS          FUND
- - -------------------------------------------------------------------------------------------------------------
ASSETS
- - ------
  Investments at market value
   (Notes 2, 3, and 4):
     GIC trusts                             $41,299,591     $           -    $           -    $           -
     Dreyfus Group of funds:
        The Dreyfus Fund
         (Cost $12,695,919)                           -        13,029,051                -                -
        Money Market Fund                        99,581                 -                -                -
        Other (Cost $372,310)                         -           369,081                -                -
     Cash value of life insurance                     -                 -          606,606                -
     Ametek, Inc. common stock
      (Cost $3,747,002)                               -                 -                -        4,644,705
     Short-term investment fund                       -                 -                -                -
                                        ---------------------------------------------------------------------
                                             41,399,172        13,398,132          606,606        4,644,705
                                        ---------------------------------------------------------------------
  Receivables:
     Employee contributions                     372,701           385,755            8,677           63,721
     Employer contributions (Note 3)            195,582                 -                -                -
     Loans to participants                            -                 -                -                -
  Interfund accounts (Note 3)                  (750,617)        1,052,142                -          222,674
                                        ---------------------------------------------------------------------
     Total Assets                           $41,216,838       $14,836,029         $615,283       $4,931,100
                                        =====================================================================
LIABILITIES AND PLAN EQUITY
- - ---------------------------
  Liability for insurance contribution     $          -      $          -           $8,677     $          -
                                        ---------------------------------------------------------------------
     Total Liabilities (a)                            -                 -            8,677                -
  Plan equity (a)(Note 7)                    41,216,838        14,836,029          606,606        4,931,100
                                        ---------------------------------------------------------------------
     Total liabilities and plan equity      $41,216,838       $14,836,029         $615,283       $4,931,100
                                        =====================================================================
                                                LOAN           UNALLO-            TOTAL
                                              ACCOUNT           CATED
- - --------------------------------------------------------------------------------------------
ASSETS
- - ------
  Investments at market value
   (Notes 2, 3, and 4):
     GIC trusts                             $           -      $          -       $41,299,591
     Dreyfus Group of funds:
        The Dreyfus Fund                                -                 -       13,029,051
         (Cost $12,695,919)
        Money Market Fund                               -                 -           99,581
        Other (Cost $372,310)                           -                 -          369,081
     Cash value of life insurance                       -                 -          606,606
     Ametek, Inc. common stock
      (Cost $3,747,002)                                 -                 -        4,644,705
     Short-term investment fund                         -         1,344,704        1,344,704
                                          --------------------------------------------------
                                                        -         1,344,704       61,393,319
                                          --------------------------------------------------

  Receivables:
     Employee contributions                             -          (820,505)          10,349
     Employer contributions (Note 3)                    -                 -          195,582
     Loans to participants                      3,146,398                 -        3,146,398
  Interfund accounts (Note 3)                           -          (524,199)               -
                                          --------------------------------------------------
     Total Assets                              $3,146,398      $          -      $64,745,648
                                          ==================================================

LIABILITIES AND PLAN EQUITY
- - ---------------------------
  Liability for insurance contribution       $          -      $          -           $8,677
                                          --------------------------------------------------
     Total Liabilities (a)                              -                 -            8,677
  Plan equity (a)(Note 7)                       3,146,398                 -       64,736,971
                                          --------------------------------------------------
     Total liabilities and plan equity         $3,146,398      $          -      $64,745,648
                                          ==================================================

  (a) Reclassified to conform to 1993 presentation.

                            See accompanying notes.

                   THE AMETEK SAVINGS AND INVESTMENT PLAN
               STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                        YEAR ENDED DECEMBER 31, 1993

                                                    FIXED
                                                    INCOME          EQUITY         INSURANCE
                                                     FUND            FUND          CONTRACTS
- - -----------------------------------------------------------------------------------------------
ADDITIONS
- - ---------
  Contributions:
    Employee                                        $4,445,822      $4,242,427          $95,221
    Employer                                           960,862         888,157                -
    Rollovers from other plans                         126,018         245,073                -
                                               ------------------------------------------------
      Total Contributions                            5,532,702       5,375,657           95,221
                                               ------------------------------------------------
  Investment Income (Loss):
    Interest and dividends                           2,943,984       1,482,747           23,924
    Net realized gain and unrealized (loss)
         on investments  (Note 4)                            -        (110,811)               -
                                               ------------------------------------------------
      Total Investment Income (Loss)                 2,943,984       1,371,936           23,924

    Total Contributions and
                                               ------------------------------------------------
      Investment Income (Loss)                       8,476,686       6,747,593          119,145
                                               ------------------------------------------------
DEDUCTIONS
- - ----------
  Withdrawals and terminations  (Notes 1 and 7)     (5,030,477)     (1,488,013)         (29,747)
  Insurance premiums and commissions - net                   -               -          (71,886)
  Net interfund transfers in (out)                  (1,106,534)        672,645            6,428
                                               ------------------------------------------------
      Total Deductions                              (6,137,011)       (815,368)         (95,205)
                                               ------------------------------------------------

Increase (decrease) in plan equity                   2,339,675       5,932,225           23,940

Plan equity at beginning of year (a) (Note 7)       41,216,838      14,836,029          606,606
                                               ------------------------------------------------
Plan equity at end of year                         $43,556,513     $20,768,254         $630,546
                                               ================================================
                                                    COMMON
                                                    STOCK            LOAN            TOTAL
                                                     FUND          ACCOUNT
- - -----------------------------------------------------------------------------------------------
ADDITIONS
- - ---------
  Contributions:
    Employee                                          $680,382   $           -       $9,463,852
    Employer                                           140,877               -        1,989,896
    Rollovers from other plans                          66,812               -          437,903
                                               ------------------------------------------------
      Total Contributions                              888,071               -       11,891,651
                                               ------------------------------------------------

  Investment Income (Loss):
    Interest and dividends                             183,980         320,309        4,954,944
    Net realized gain and unrealized (loss)
         on investments  (Note 4)                   (1,079,828)              -       (1,190,639)
                                               ------------------------------------------------
      Total Investment Income (Loss)                  (895,848)        320,309        3,764,305
                                               ------------------------------------------------

    Total Contributions and
                                               ------------------------------------------------
      Investment Income (Loss)                          (7,777)        320,309       15,655,956
                                               ------------------------------------------------
DEDUCTIONS
- - ----------
  Withdrawals and terminations  (Notes 1 and 7)       (409,685)       (278,879)      (7,236,801)
  Insurance premiums and commissions - net                   -               -          (71,886)
  Net interfund transfers in (out)                    (205,611)        633,072                -
                                               ------------------------------------------------
      Total Deductions                                (615,296)        354,193       (7,308,687)
                                               ------------------------------------------------
Increase (decrease) in plan equity                    (623,073)        674,502        8,347,269

Plan equity at beginning of year (a) (Note 7)        4,931,100       3,146,398       64,736,971
                                               ------------------------------------------------
Plan equity at end of year                          $4,308,027      $3,820,900      $73,084,240
                                               ================================================

(a) Reclassified to conform to 1993 presentation.

                            See accompanying notes.

                   THE AMETEK SAVINGS AND INVESTMENT PLAN
               STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                        YEAR ENDED DECEMBER 31, 1992

                                                        FIXED
                                                        INCOME          EQUITY         INSURANCE
                                                         FUND            FUND          CONTRACTS
- - ---------------------------------------------------------------------------------------------------
ADDITIONS
- - ---------
  Contributions:
     Employee                                           $5,578,783       $2,697,685        $109,368
     Employer                                            1,023,486          862,300               -
     Rollovers from other plans                            298,135           93,453               -
                                                   ------------------------------------------------
        Total Contributions                              6,900,404        3,653,438         109,368
                                                   ------------------------------------------------
  Investment Income:
     Interest and dividends                              3,014,282          328,433          23,206
     Net realized and unrealized gain
          on investments  (Note 4)                               -        1,168,207               -
                                                   ------------------------------------------------
        Total Investment Income                          3,014,282        1,496,640          23,206
                                                   ------------------------------------------------
     Total Contributions and
                                                   ------------------------------------------------
        Investment Income                                9,914,686        5,150,078         132,574
                                                   ------------------------------------------------
DEDUCTIONS
- - ----------
  Withdrawals and terminations  (a) (Notes 1 and 7)     (2,727,845)        (821,045)        (27,229)
  Insurance premiums and commissions - net                       -                -         (50,754)
  Net interfund transfers in (out)                      (2,136,100)        (725,117)        (20,455)
                                                   ------------------------------------------------
        Total Deductions                                (4,863,945)      (1,546,162)        (98,438)
                                                   ------------------------------------------------

Increase in plan equity                                  5,050,741        3,603,916          34,136

Plan equity at beginning of year (a)                    36,166,097       11,232,113         572,470
                                                   ------------------------------------------------
Plan equity at end of year (a)                         $41,216,838      $14,836,029        $606,606
                                                   ================================================
                                                          COMMON
                                                          STOCK          LOAN            TOTAL
                                                           FUND         ACCOUNT
- - ---------------------------------------------------------------------------------------------------
ADDITIONS
- - ---------
  Contributions:
     Employee                                             $667,275     $          -      $9,053,111
     Employer                                              139,796                -       2,025,582
     Rollovers from other plans                             29,109                -         420,697
                                                   ------------------------------------------------
        Total Contributions                                836,180                -      11,499,390
                                                   ------------------------------------------------
  Investment Income:
     Interest and dividends                                182,607          251,958       3,800,486
     Net realized and unrealized gain
          on investments  (Note 4)                         685,802                -       1,854,009
                                                   ------------------------------------------------
        Total Investment Income                            868,409          251,958       5,654,495
                                                   ------------------------------------------------

     Total Contributions and
                                                   ------------------------------------------------
        Investment Income                                1,704,589          251,958      17,153,885
                                                   ------------------------------------------------
DEDUCTIONS
- - ----------
  Withdrawals and terminations  (a) (Notes 1 and 7)       (260,299)         (86,087)     (3,922,505)
  Insurance premiums and commissions - net                       -                -         (50,754)
  Net interfund transfers in (out)                         (98,855)       2,980,527               -
                                                   ------------------------------------------------
        Total Deductions                                  (359,154)       2,894,440      (3,973,259)
                                                   ------------------------------------------------

Increase in plan equity                                  1,345,435        3,146,398      13,180,626

Plan equity at beginning of year (a)                     3,585,665                -      51,556,345
                                                   ------------------------------------------------
Plan equity at end of year (a)                          $4,931,100       $3,146,398     $64,736,971
                                                   =============== =================================

(a) Reclassified to conform to 1993 presentation.

                            See accompanying notes.

                   THE AMETEK SAVINGS AND INVESTMENT PLAN
               STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                        YEAR ENDED DECEMBER 31, 1991
                                                                             FIXED
                                                                            INCOME             EQUITY      INSURANCE
                                                                             FUND               FUND       CONTRACTS
- - ----------------------------------------------------------------------------------------------------------------------
ADDITIONS
  Contributions:
    Employees' compensation deferral                                           $5,597,061      $1,851,525    $122,729
    Employees' rollovers                                                          566,221          61,927           -
    Company                                                                     1,290,563         402,885           -
                                                                     -------------------------------------------------
      Total Contributions                                                       7,453,845       2,316,337     122,729
                                                                     -------------------------------------------------
  Investment Income:
    Interest and dividends                                                      2,786,797         645,394      22,182
    Net realized and unrealized gain
         on investments  (Note 4)                                                       -       1,540,820           -
                                                                     -------------------------------------------------
      Total Investment Income                                                   2,786,797       2,186,214      22,182
                                                                     -------------------------------------------------

    Total Contributions and                                          -------------------------------------------------
      Investment Income                                                        10,240,642       4,502,551     144,911
                                                                     -------------------------------------------------
DEDUCTIONS
  Withdrawals and terminations  (a) (Notes 1 and 7)                            (2,306,038)       (607,971)    (17,339)
  Insurance premiums and commissions - net                                              -               -     (46,761)
                                                                     -------------------------------------------------
                                                                               (2,306,038)       (607,971)    (64,100)
                                                                     -------------------------------------------------
  Increase in plan equity
       from income transactions                                                 7,934,604       3,894,580      80,811

  Interfund transfers
       Increase (decrease)                                                        (11,826)        (49,213)    (21,676)

Plan equity at beginning of year (a)                                           28,243,319       7,386,746     513,335
                                                                     -------------------------------------------------
Plan equity at end of year (a)                                                $36,166,097     $11,232,113    $572,470
                                                                     =================================================

                                                                                 COMMON
                                                                                  STOCK             TOTAL
                                                                                  FUND
- - ----------------------------------------------------------------------------------------------------------
ADDITIONS
  Contributions:
    Employees' compensation deferral                                             $573,270      $8,144,585
    Employees' rollovers                                                           17,229         645,377
    Company                                                                       128,390       1,821,838
                                                                     -------------------------------------
      Total Contributions                                                         718,889      10,611,800
                                                                     -------------------------------------
  Investment Income:
    Interest and dividends                                                        166,077       3,620,450
    Net realized and unrealized gain
         on investments  (Note 4)                                                 873,732       2,414,552
                                                                     -------------------------------------
      Total Investment Income                                                   1,039,809       6,035,002
                                                                     -------------------------------------

    Total Contributions and                                          -------------------------------------
      Investment Income                                                         1,758,698      16,646,802
                                                                     -------------------------------------
DEDUCTIONS
  Withdrawals and terminations  (a) (Notes 1 and 7)                              (212,543)     (3,143,891)
  Insurance premiums and commissions - net                                              -         (46,761)
                                                                     -------------------------------------
                                                                                 (212,543)     (3,190,652)
                                                                     -------------------------------------
  Increase in plan equity
       from income transactions                                                 1,546,155      13,456,150
  Interfund transfers
       Increase (decrease)                                                         82,715               -

Plan equity at beginning of year (a)                                            1,956,795      38,100,195
                                                                     -------------------------------------
Plan equity at end of year (a)                                                 $3,585,665     $51,556,345
                                                                     =====================================

(a) Reclassified to conform to 1993 presentation.

                            See accompanying notes.

                   THE AMETEK SAVINGS AND INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1993


1.     Description of the Plan
       -----------------------

The following brief description of The Ametek Savings and Investment Plan ("the Plan") provides only summarized information. Participants should refer to the Summary Plan Description for more complete information.

The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible employees of Ametek, Inc. ("the Company"), and certain affiliated companies, an opportunity to invest up to 14% of their compensation in one or a combination of investment programs (described in Note 3). Participants are fully vested at all times in their contributions to the Plan and are vested in Company contributions after three years of service. Forfeited Company contributions are used to reduce current-year Company contributions. If a participant terminates employment with the Company for any reason, he or she may receive a distribution following termination of employment or may elect to commence distribution at or after age 65, but no later than age 70-1/2. When a participant attains age 59-1/2 while still an employee, he or she can elect to withdraw the vested amount of his or her account balance. Also, in certain cases of financial hardship, a participant may elect to withdraw up to specified amounts of his or her vested account balance, regardless of age. The Plan also allows participants to borrow funds from their accounts, subject to certain limitations, and such amounts are reflected in a loan account until repaid.

The Plan provides for Company contributions equal to 33-1/3% of the first 6% of compensation contributed by each participant, to a maximum contribution of $1,200 per participant.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and applicable labor agreements, if any. In the event of termination, each participant will receive the value of his or her separate account. Participants' collective accounts are represented by the Plan's equity as shown in the accompanying financial statements.

2.     Summary of significant accounting policies
       ------------------------------------------
Basis of financial statements
- - -----------------------------
The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Investment valuation
- - --------------------
Investments in the Dreyfus group of funds and the Common Stock Fund are carried at market value based upon closing market quotes on the last business day of the Plan year. Guaranteed income contracts and short-term investments are carried at the redemption prices and fair value established by the issuer and the trustee, respectively. The Life Insurance Contracts are carried at the cash value of such policies at year-end.

                   THE AMETEK SAVINGS AND INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1993


3.   Investment programs
     -------------------

At December 31, 1993, The Dreyfus Trust Company served as Trustee for the Plan. Each participant may have his or her accounts invested (up to certain specified limits) in one or a combination of the following investment programs:

(a)  The Fixed Income Fund:
     ---------------------
     The assets of the Fixed Income Fund are presently invested in guaranteed income contracts (GIC) issued by Massachusetts Mutual Life Insurance Company and Metropolitan Life Insurance Company. The Fund also holds investments in a Dreyfus Guaranteed Income Fund Trust (GIFT) managed by LaSalle National Trust, N.A. Effective January 1, 1994, the GIFT fund's name was changed to the Capital Preservation Fund. In addition, included in this Fund is a Dreyfus Government Securities Series Money Market Fund, an open-end mutual fund. No direct commissions, fees or other charges are assessed against the accounts invested in this Fund. Matching Company contributions are temporarily invested in this Fund and are allocated, together with earnings thereon, to the individual investment funds.

(b)  The Equity Fund:
     ---------------
     At December 31, 1993, the assets of the Equity Fund consisted of 1,005,645 (981,843 in 1992) shares of The Dreyfus Fund. Other Dreyfus mutual fund investments held by the Equity Fund at December 31, 1993 consisted of 108,103 (7,453 in 1992) shares in Strategic Investing, 106,211 (6,958 in 1992) shares in Premier Global Investing, and 71,906 (3,753 in 1992) shares in the Dreyfus New Leaders Fund. These investments primarily consist of common stocks of small and medium sized domestic and foreign growth companies. However, the funds may also use various investment techniques, including foreign exchange and derivatives transactions. Participants should refer to the respective Dreyfus mutual fund prospectus for more complete information. Shares in each fund are purchased at the net asset value of the respective funds and no direct commissions, fees or other charges are assessed against the accounts invested in these funds.

(c)  Insurance Contracts:
     -------------------
     Employee contributions are presently used to maintain previously purchased life insurance policies underwritten by First Colony Life Insurance Company of Lynchburg, Virginia and American Mayflower Insurance Company of New York. Commissions paid on Insurance Contracts are charged directly against the participants' insurance accounts. Since July 1, 1987, participants may not make an initial investment election to this Fund.

(d)  The Common Stock Fund:
     ---------------------
     At December 31, 1993 and 1992, the assets of the Common Stock Fund consisted of 328,308 and 285,828 shares of the Company's common stock. Shares of the Company's common stock may be purchased by the Trustee on the open market, directly from the Company, or from other stockholders. Brokerage commissions paid are charged against the accounts invested in this Fund.

                   THE AMETEK SAVINGS AND INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1993

3.  Investment programs (cont'd)
    ----------------------------

A participant may change his or her contribution percentage election as of January 1, April 1, July 1, or October 1 of any year. In addition, participants may change their investment selection within investment programs or investment funds in which their contributions are invested at any time, subject to certain limitations. The Plan also permits a participant, at any time, to completely discontinue contributions on a prospective basis.

The Trustee invests the portion of employee contributions awaiting allocation to the investment options chosen by participants in a short-term investment fund.

There were approximately 5,200 participants in the Plan at December 31, 1993. The approximate number of participants in each fund at December 31, 1993 was as follows:

          Fixed Income Fund:
               GIC Trusts                                         3,700
               Government Series Money Market                       500
          Equity Fund:
               The Dreyfus Fund                                   2,400
               Dreyfus Strategic Investing                        1,200
               Dreyfus New Leaders Fund, Inc.                     1,100
               Dreyfus Premier Global Investing, Inc.               900
          Common Stock Fund                                       2,100
          Insurance Contracts                                       220

The total of fund participants do not agree with total Plan participants due to individuals participating in more than one fund.

4.  Net realized and unrealized gain (loss) on investments
    ------------------------------------------------------

The components of the net realized gains and the change in the net unrealized gain (loss) on equity investments are as follows:

                                                     ------------------------------------
                                                             Year ended December 31,
                                                     ------------------------------------
                                                         1993        1992        1991
                                                     ------------------------------------
     Equity Fund
     -----------
     Realized gains:
          Distribution of realized gains (a)             $50,918    $331,841    $538,282
          Sale of the Windsor Fund  (b)                        -     506,463           -
                                                     ------------------------------------
               Total realized gains                       50,918     838,304     538,282
     Increase (decrease) in unrealized
       appreciation (depreciation)                      (161,729)    329,903   1,002,538
                                                     ------------------------------------
               Total Equity Fund                        (110,811)  1,168,207   1,540,820
     Common Stock Fund
     -----------------
     Distribution of realized loss                          (462)          -           -
     Increase (decrease) in unrealized
       appreciation (depreciation)                    (1,079,366)    685,802     873,732
                                                     ------------------------------------

               Total Common Stock Fund                (1,079,828)    685,802     873,732

     Total net realized and unrealized gain (loss)   ($1,190,639) $1,854,009  $2,414,552
                                                     ====================================

     (a) The Equity Fund made capital gain distributions of 4.7%, 2.5%, and 5.5% in 1993, 1992, and 1991 respectively, which were immediately reinvested in additional Fund shares.

     (b) On September 30, 1992 the investment held in the Equity Fund, which consisted of the Vanguard Windsor Fund, was sold and the sales proceeds were immediately invested in The Dreyfus Fund.

                    THE AMETEK SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1993


4.   Net realized and unrealized gain (loss) on investments (cont'd)
     ---------------------------------------------------------------

The net unrealized appreciation (depreciation) of investments included in the Plan's equity is as follows:

                                          Equity      Common Stock
                                           Fund           Fund        Total
                                       ----------------------------------------

          Balance December 31, 1990    ($2,008,061)    ($661,831)   ($2,669,892)
          Change for the year 1991       1,002,538       873,732      1,876,270
                                       ----------------------------------------

          Balance December 31, 1991     (1,005,523)      211,901       (793,622)
          Change for the year 1992       1,335,426 (a)   685,802      2,021,228
                                       ----------------------------------------

          Balance December 31, 1992        329,903       897,703      1,227,606
          Change for the year 1993        (161,729)   (1,079,366)    (1,241,095)
                                       ----------------------------------------

          Balance December 31, 1993       $168,174     ($181,663)      ($13,489)
                                       ========================================


              (a) Includes reversal of the December 31, 1991 unrealized
                  depreciation ($1,005,523) of the Windsor Fund investment which was sold in September, 1992.


5.   Federal income tax status
     -------------------------

The Company has received a determination from the Internal Revenue Service that the Plan qualifies under Section 401 of the Internal Revenue Code, and is therefore exempt from federal income tax. Contributions will not be taxed to the employee until a distribution from the Plan is received. However, participants who invest in insurance contracts will be subject to ordinary income tax annually on the premiums paid for the life insurance coverage.

6.   Expenses
     --------

The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. For the Plan years ended December 31, 1993, 1992 and 1991, the Company elected to pay such expenses directly.

                   THE AMETEK SAVINGS AND INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1993


7.   Differences between financial statements and Form 5500
     ------------------------------------------------------

The following is a reconciliation of Plan equity at December 31, 1993 and 1992, and the deduction for participants' withdrawals and terminations for the years ended December 31, 1993, 1992 and 1991 per the financial statements to the Form 5500:


                                   Fixed                                   Common
                                   Income        Equity      Insurance      Stock        Loan          Total
                                    Fund          Fund       Contracts      Fund        Account
                                --------------------------------------------------------------------------------
Plan Equity
- - -----------
  December 31, 1993:
    Plan equity per the
      financial statements      $43,556,513   $20,768,254    $630,546    $4,308,027   $3,820,900    $73,084,240
    Amounts owed to former
      participants               (1,428,444)     (391,729)          -      (103,384)     (26,526)    (1,950,083)
                                --------------------------------------------------------------------------------
    Plan equity (net assets)
      per the Form 5500         $42,128,069   $20,376,525    $630,546    $4,204,643   $3,794,374    $71,134,157
                                ================================================================================



  December 31, 1992:
    Plan equity per the
      financial statements      $41,216,838   $14,836,029    $606,606    $4,931,100   $3,146,398    $64,736,971
    Amounts owed to former
      participants                 (935,297)     (176,608)          -       (92,827)     (29,911)    (1,234,643)
                                --------------------------------------------------------------------------------


    Plan equity (net assets)
      per the Form 5500         $40,281,541   $14,659,421    $606,606    $4,838,273   $3,116,487    $63,502,328
                                ================================================================================


Deductions for Withdrawals and Terminations
- - -------------------------------------------
  Year ended December 31, 1993:
    Withdrawals and
      terminations per the
      financial statements       $5,030,477    $1,488,013     $29,747      $409,685     $278,879     $7,236,801
    Add:  Amounts owed to
      former participants at
      December 31, 1993           1,428,444       391,729           -       103,384       26,526      1,950,083
    Less:  Amounts owed to
      former participants at
      December 31, 1992            (935,297)     (176,608)          -       (92,827)     (29,911)    (1,234,643)
    Payments to provide         --------------------------------------------------------------------------------
      benefits per the
      Form 5500                  $5,523,624    $1,703,134     $29,747      $420,242     $275,494     $7,952,241
                                ================================================================================

                   THE AMETEK SAVINGS AND INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1993


7.   Difference between financial statements and Form 5500 (cont'd)
     --------------------------------------------------------------

                                 Fixed                         Common
                                Income     Equity   Insurance  Stock      Loan      Total
                                 Fund       Fund    Contracts   Fund    Account
                              --------------------------------------------------------------

Deductions for Withdrawals and Terminations (cont'd)
- - ----------------------------------------------------
  Year ended December 31, 1992:
    Withdrawals and
      terminations per the
      financial statements    $2,727,845   $821,045   $27,229   $260,299   $86,087   $3,922,505
    Add:  Amounts owed to
      former participants at
      December 31, 1992          935,297    176,608         -     92,827    29,911    1,234,643
    Less:  Amounts owed to
      former participants at
      December 31, 1991         (329,673)   (43,706)        -    (18,645)        -     (392,024)
                              ------------------------------------------------------------------
    Payments to provide
      benefits per the
      Form 5500               $3,333,469   $953,947   $27,229   $334,481  $115,998   $4,765,124
                              ==================================================================

  Year ended December 31, 1991:
    Withdrawals and
      terminations per the
      financial statements    $2,306,038   $607,971   $17,339   $212,543  $      -   $3,143,891
    Add:  Amounts owed to
      former participants at
      December 31, 1991          329,673     43,706         -     18,645         -      392,024
    Less:  Amounts owed to
      former participants at
      December 31, 1990         (190,480)   (38,848)        -    (12,904)        -     (242,232)
                              ------------------------------------------------------------------
    Payments to provide
      benefits per the
      Form 5500               $2,445,231   $612,829   $17,339   $218,284  $      -   $3,293,683
                              ==================================================================

Amounts owed to former participants are recorded on the Form 5500 for benefit claims that have been processed but not paid at year-end. Such amounts are not recorded as liabilities under generally accepted accounting principles.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                                   THE AMETEK SAVINGS
                                                   AND INVESTMENT PLAN
                                              ----------------------------
                                                      (Name of Plan)


Dated:  June 27, 1994                    By:       John J. Molinelli
                                              -------------------------------
                                                   John J. Molinelli, Member,
                                                   Administrative Committee